UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34258

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

Weatherford International Ltd.
4 — 6 Rue Jean-Francois Bartholoni,
1204 Geneva, Switzerland

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:
     We have audited the accompanying statements of net assets available for benefits of the Weatherford International, Inc. 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009, and delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 28, 2010

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS:
Investments, at fair value	$470,862,171	$340,519,600

Receivables:
Company contributions	1,316,038	1,201,172
Participants’ contributions	1,483,649	—
Accrued income receivable	119,447	117,042
Loan repayment receivable	340,950	—
Pending settlement	357,511	470,533

Total Receivables	3,617,595	1,788,747

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	$474,479,766	$342,308,347

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,158,677	11,977,084

NET ASSETS AVAILABLE FOR BENEFITS	$480,638,443	$354,285,431

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:

Interest income	$1,118,434
Dividend income	6,474,216
Net appreciation in fair value of collective trusts	6,445,815
Net appreciation in fair value of common stocks	36,567,673
Net appreciation in fair value of mutual funds	48,050,224

98,656,362

Contributions:
Participants	43,334,840
Company	21,276,521
Rollovers	2,262,228

66,873,589

Transfer from other plan	773,298

Total Additions	166,303,249

DEDUCTIONS:

Benefits paid to participants and beneficiaries	$39,833,568
Administrative fees	116,669

Total Deductions	39,950,237

NET INCREASE	126,353,012

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	354,285,431

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$480,638,443

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN:
     The following description of the Weatherford International, Inc. 401(k) Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan established by the board of directors (“the Board of Directors”) of Weatherford International, Inc.
     The Board of Directors appointed a committee (“the Administrative Committee”) to administer the Plan. Bank of America, N.A. serves as asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
     Effective June 26, 2002, Weatherford International Ltd. (“Weatherford Bermuda”) became the parent holding company of Weatherford International, Inc. following a corporate reorganization. Weatherford International, Inc. continues to exist as an indirect, wholly owned subsidiary of Weatherford Bermuda.
     In February 2009, Weatherford Bermuda and Weatherford International Ltd., a Swiss joint stock corporation (“Weatherford Switzerland”), completed a share exchange transaction under the terms of a share exchange agreement, dated as of December 10, 2009, effected by way of a scheme of arrangement under Bermuda law, for purposes of changing the Company’s place of incorporation from Bermuda to Switzerland (collectively, the “Transaction”). Pursuant to the Transaction, each common share, par value U.S. $1.00 per share, of the Company was exchanged for one registered share, par value 1.16 Swiss francs per share, of Weatherford Switzerland. As a result of the Transaction, Weatherford Bermuda became a direct, wholly-owned subsidiary of Weatherford Switzerland.
Eligibility
     All employees, other than employees who are subject to collective bargaining agreements and have not bargained to participate, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States or employed by an affiliate company that has not adopted the Plan, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Company’s matching or discretionary contributions until the employee has completed one year of continuous service.
Contributions
     An eligible employee may elect to contribute by payroll deductions to the Plan on a pre-tax basis subject to certain limitations, up to 50 percent of his or her considered compensation, as defined by the Plan and on an after tax basis, up to 16 percent of his or her considered compensation, as defined by the Plan. The combination of employee contributions cannot exceed 50 percent of considered compensation. In addition, participants may contribute amounts representing rollovers from other qualified plans.
     Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are permitted to make catch-up contributions subject to certain limitations.
     The Company automatically deducts and contributes to the Plan 2% of the considered compensation for each newly eligible employee who has not voluntarily elected salary deferral. No automatic deduction is taken for those employees who have elected to defer a different percentage of covered compensation or for those who have elected not to participate in the salary deferral.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
     The Company shall make matching contributions equal to 100 percent of the participant’s pre-tax contributions up to 4 percent of considered compensation, as defined by the Plan. Considered compensation used to calculate the Company match includes overtime, bonuses and commissions but does not include relocation, severance pay, or any amounts paid after an employee’s severance from employment. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2009.
Participant Accounts
     Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution, if any, and Plan earnings or losses thereon. Earnings or losses are allocated by investment based on the ratio of the participant’s account invested in a particular investment to all participants’ accounts in that investment.
Investment Options
     Participants may invest in any of fourteen mutual funds, three common/collective trusts and Weatherford International Ltd. common shares (“Common Shares”). Each participant who has invested in Common Shares has the right to vote the shares in his or her account with respect to any matter that comes before the shareholders for a vote. Shares of National Oilwell Varco, Inc. (formerly Grant Prideco, Inc.) common stock received as a result of a prior transaction may be sold and reinvested in other investment options, but no additional shares may be purchased.
Vesting
     Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant’s Company match and discretionary contribution accounts.
Participant Loans
     Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the preceding one year period or one half of the fair market value of the participant’s vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant’s principal residence. In the case of home loans, all such loans are required to be repaid within ten years. The loans are fully secured by a pledge of the participant’s vested account balance and bear interest at the prime rate as reported in The Wall Street Journal or at a rate determined by the Administrative Committee.
Withdrawals and Terminations
     A participant may withdraw the value of his or her after-tax contributions or rollover contributions from the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant’s pre-tax contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 6 months.
     In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant’s account balance will be made available to the participant or his or her beneficiary as a lump sum. Upon termination of employment, the participant’s entire account balance will be available for withdrawal. If a participant has not elected otherwise, all mandatory distributions in excess of $1,000 are automatically rolled-over into individual retirement accounts selected by the Administrative Committee. Certain benefits related to other forms of payment are protected by the Plan.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
     The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Valuation of Investments
     The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
     Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Retirement Preservation Trust (“the RPT”), a common/collective trust, invests in fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
     The RPT is a common/collective trust which primarily invests in synthetic guaranteed investment contracts (“SICs”), which are a combination of a portfolio of securities plus wrapper contracts issued by financially responsible third-parties (typically a financial institution). As the SICs are fully benefit-responsive investment contracts, the RPT values its investments at contract value. Contract value represents principal plus accrued interest. The fair value of SIC contracts include the value of the underlying securities and the value of the wrapper contract. SIC wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Securities underlying the SICs primarily include debt securities which are traded in over-the-counter markets and valued at the last available bid price or on the basis of values obtained by a pricing service.
Income Recognition
     Interest and dividend income is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation (depreciation) in fair value of collective trust, common stocks and mutual funds on the Statement of Changes in Net Assets Available for Benefits. No dividends were paid on the Company’s Common Shares during 2009.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
Payment of Benefits
     Benefits are recorded when paid.
Expenses of the Plan
     Administrative fees incurred by the Plan are paid by the Company, except for participant loan fees, which are paid from the account of the participant requesting the loan.
New Accounting Pronouncement
     Effective July 1, 2009, the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became the single official source of authoritative generally accepted accounting principles (“GAAP”) in the United States for nongovernmental entities. The FASB ASC supersedes all non-SEC (“Securities and Exchange Commission”) accounting and reporting standards that existed at the FASB ASC’s effective date. The FASB uses Accounting Standards Updates (“ASU”) to amend the FASB ASC. These standards were effective for interim and annual periods ending after September 15, 2009. There was no impact to the Plan’s financial statements in the adoption of these standards, except for updating the appropriate references to the guidance that was codified in these standards.
     In April 2009, ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), was amended to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. ASC 820 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820. Per ASC 820-10-65, this amendment is effective for reporting periods ending after June 15, 2009. The Plan has adopted this amendment for the year ended December 31, 2009. The adoption of the amendment did not have a material effect on the Plan’s financial statements.
     In September 2009, the FASB issued ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 provides amendments to ASC 820. The amendments permit, as a practical expedient, a reporting entity to estimate the fair value of an investment that is within the scope of ASU 2009-12 using the net asset value per share (or its equivalent) of the investment if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of ASC 946 as of the reporting entity’s measurement date. ASC 946 requires investment companies to report their investment assets at fair value in accordance with the principles of ASC 820. The amendments also require disclosures regarding the attributes of investments within the scope of ASU 2009-12, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded capital commitments, and the investment strategies of the investees. The disclosures are required (by major category) for all investments within the scope of ASU 2009-12 regardless of whether the fair value of the investment is measured using the practical expedient. The amended guidance is effective for interim and annual periods ending after December 15, 2009; however, early application was permitted. The Plan implemented the disclosure requirements of this guidance in the financial statements for the year ended December 31, 2009. The adoption of ASU 2009-12 did not have a material effect on the Plan’s financial statements.
     In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurement. Specifically this guidance requires entities to disclose amounts and reasons for any significant transfers between Level 1 and Level 2 of the fair value hierarchy including reason for any transfers in or out of Level 3. Additionally, Level 3 reconciliations must be presented on a gross basis. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures of Level 3 activity which are effective for fiscal year beginning after December 15, 2010. The Plan implemented the new disclosure requirements or all levels of the fair value hierarchy in the notes to the financial statements for the year ended December 31, 2009.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
3. INVESTMENTS:
     Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2009 or 2008 are as follows:

	December 31,
	2009	2008
Retirement Preservation Trust (stated at contract value)	$91,104,694	$86,166,071
Common Shares of Weatherford International Ltd.	92,559,608	51,127,168
PIMCO Total Return Fund	47,200,417	33,827,040
Davis New York Venture Fund	35,366,218	28,151,207
Equity Index Trust	29,638,328	20,404,840
Van Kampen Investment	25,380,146	6,796,877
     The fair value of the Retirement Preservation Trust totaled $84,946,017 and $74,188,987 at December 31, 2009 and 2008, respectively.
4. FAIR VALUE MEASUREMENTS:
     Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, as it relates to financial assets and financial liabilities. SFAS No. 157, now known as ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principals and expands disclosures about fair value measurements.
     ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from independent sources (observable inputs) and an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:
     Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
     Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
     Level 3 — Inputs that are both significant to the fair value measurement and unobservable.
     In accordance with ASC 820, the following table presents the Company’s assets that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Money market fund	$500,402	$—	$—	$500,402
Mutual funds:
Domestic small/mid cap growth	28,133,834	—	—	28,133,834
Domestic small/mid cap value	34,617,004	—	—	34,617,004
Domestic large cap growth	10,710,474	—	—	10,710,474
Foreign small/mid growth	19,087,024	—	—	19,087,024
Foreign large blend	21,257,243	—	—	21,257,243
Domestic/foreign allocation	43,472,989	—	—	43,472,989
Fixed income	50,111,879	—	—	50,111,879
Other	35,366,218	—	—	35,366,218
Common stocks(a)	94,468,564	—	—	94,468,564
Common/collective trusts:
Stable value(b)	—	84,946,017	—	84,946,017
Large cap blend(c)	—	29,638,328	—	29,638,328
Large cap value	—	391,639	—	391,639
Participants loans	—	—	18,160,556	18,160,556

Total assets at fair value	$337,725,631	$114,975,984	$18,160,556	$470,862,171

(a)	The investments in common stocks are concentrated in energy-related securities.

(b)	This category includes a common/collective trust that is designed to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds. The trust invests primarily in a broadly diversified portfolio of guaranteed investment contracts and high-quality money market securities. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a notice 30 business days in advance to liquidate its entire share in the trust. For further discussion of the value of the trust, see Note 2.

(c)	This category includes a common/collective trust that is designed to provide investment results that, before expenses, replicate the total return of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index). The trust invests primarily in a portfolio of equity securities designed to substantially equal the performance of the S&P 500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market fund	$314,446	$—	$—	$314,446
Mutual funds	176,575,212	—	—	176,575,212
Common stocks	52,224,093	—	—	52,224,093
Common/collective trusts	—	94,593,827	—	94,593,827
Participants loans	—	—	16,812,022	16,812,022

Total assets at fair value	$229,113,751	$94,593,827	$16,812,022	$340,519,600

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued)
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Level 3 Assets
Participant
Loans
Balance, beginning of year	$16,812,022
Issuances	13,437,324
Repayments	(12,088,790)

Balance, end of year	$18,160,556

     Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (“NAV”) of shares held by the plan at year end. Common/collective trusts are valued at NAV of shares determined by the issuer and the RPT is valued as described in Note 2. Participant loans are valued at cost, which approximates fair value.
     The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2009 and 2008.
5. RISKS AND UNCERTAINTIES:
     The Plan provides for various investments in common/collective trusts, mutual funds and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
6. RELATED PARTY TRANSACTIONS:
     Certain investments of the Plan are maintained by Bank of America, N.A. Bank of America, N.A. is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
7. PLAN TERMINATION:
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.
8. TAX STATUS:
     The Plan received a determination letter from the Internal Revenue Service dated June 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (continued
9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008, to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$480,638,443	$354,285,431
Amounts allocated to withdrawing participants	(451,490)	(95,116)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,158,677)	(11,977,084)

Net assets available for benefits per the Form 5500	$474,028,276	$342,213,231

     The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2009, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$126,353,012
Less: Amounts allocated to withdrawing participants at December 31, 2009	(451,490)
Add: Amounts allocated to withdrawing participants at December 31, 2008	95,116
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	(6,158,677)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2008	11,977,084

Net increase in net assets available for benefits per Form 5500	$131,815,045

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2009 and 2008, but not yet paid as of that date.
     The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value.
10. DELINQUENT PARTICIPANT CONTRIBUTIONS:
     During 2009, the Company was untimely in remitting certain participant contributions and loan repayments in the amount of $11,246. Late remittances of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company remitted the delinquent participant contributions to the Plan in May 2010 and will reimburse the Plan for lost earnings in the amount of $442 by the end of the fiscal year. Related excise taxes will also be paid by the Company in 2010.
11. SUBSEQUENT EVENT:
     Effective May 1, 2010, the Plan was amended to add a Roth 401(k) feature which allows employees to contribute funds on a post-tax elective deferral basis, in addition to, or instead of, pre-tax elective deferrals. The Roth 401(k) feature also allows for tax free growth and distribution provided the post-tax contributions have been invested for at least 5 years and the employee has reached age 59 and a half.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(a), SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 04-2515019 PN: 002
DECEMBER 31, 2009

Total that Constitute
Participant Contributions	Nonexempt Prohibited
Transferred Late to Plan	Transactions
$11,246*	$11,246 *

*	Represents delinquent participant contributions and loan repayments from May 2009. The Company intends to remit lost earnings and file the required Form 5330 in 2010.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(i), SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 04-2515019 PN: 002
DECEMBER 31, 2009

		Principal Number
Identity of Issue	Description of Investment	of Units/ Shares	Current Value
COLLECTIVE TRUSTS:
*Bank of America, N.A.	Equity Index Trust	3,015,089	$29,638,328
*Bank of America, N.A.	Retirement Preservation Trust	91,104,694	84,946,017
*Bank of America, N.A.	BlackRock Large Cap Value	56,029	391,639

	Total collective trusts		114,975,984

MUTUAL FUNDS:
American Beacon Funds	American Beacon Small Cap Value Fund	891,693	13,821,247
American Funds	American Funds Growth Fund of America	392,613	10,710,474
Baron Growth Fund	Baron Growth Fund CL N	19,807	818,242
*BlackRock, Inc.	BlackRock Global Allocation Fund	1,007,397	18,092,843
Davis Venture Group	Davis New York Venture Fund	1,130,272	35,366,218
Fidelity Investments	Fidelity Advisors Small Cap Growth Fund	659,295	14,550,636
Goldman Sachs	Goldman Sachs Growth Opportunities Fund	618,757	12,764,956
Goldman Sachs	Goldman Sachs High Yield Instl	175,659	1,220,828
Goldman Sachs	Goldman Sachs Mid Cap Value Fund	712,916	20,795,757
MFS Investment Management	MFS International New Discovery Fund	1,054,532	19,087,024
PIMCO Mutual Funds	Pimco Total Return Fund	4,370,409	47,200,417
Thornburg	Thornburg International	859,921	21,257,243
Vanguard	Vanguard Inflation	134,712	1,690,634
Van Kampen Investments	Van Kampen Equity & Income Fund	3,258,042	25,380,146

	Total mutual funds		242,756,665

COMMON STOCKS:
*Weatherford International Ltd.	Common Shares of Weatherford International Ltd.	5,168,041	92,559,608
National Oilwell Varco, Inc.	Common stock of National Oilwell Varco, Inc.	43,297	1,908,956

	Total common stocks		94,468,564

OTHER:
*Bank of America, N.A.	Cash, interest-bearing		500,402
*Participant loans	Interest rates ranging from 4.25% to 10.5% with varying maturity dates		18,160,556

	Total assets		$470,862,171

*	Party in interest.

SIGNATURES
     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
Date: June 28, 2010	/s/ Kathy Bauer
Kathy Bauer
Director of Benefits for Weatherford International, Inc. and Weatherford International Ltd. and Chairman of the Administrative Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm